

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   February 16, 2017

Christopher B. Lofgren
Chief Executive Officer
Schneider National, Inc.
3101 Packerland Drive
Green Bay, WI 54313

> **Re: Schneider National, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 3, 2017**
> **File No. 333-215244**

Dear Mr. Lofgren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2017 letter.

Risk Factors, page 20

Risks Relating to This Offering and Ownership of Our Class B Common Stock, page 35

The dual class structure of our common stock, page 35

1. To help further explain the risks with respect to the Schneider family and the trustees of the Voting Trust, please describe how, with respect to Major Transactions, the vote will not be controlled by the Voting Trust, but will be instead controlled by certain trusts for the benefit of the Schneider family members.

Use of Proceeds, page 44

2. We note your response to our prior comment 11. Please revise the Use of Proceeds section to clarify, if true, that the reference to capital expenditures is referring to the plan to purchase chassis as part of a program of conversion from a rented chassis model to a company-owned chassis model as described on pages 6-7, 68, 86 and 91.

Compensation Discussion and Analysis, page 107

3. Please revise to provide complete information in this section, as we note missing data throughout. For example and without limitation, the Summary Compensation Table does not include any totals for fiscal year 2016, the Outstanding Equity Awards at End of Fiscal Year 2016 does not provide information under Market Value of Shares of Stock That Have Not Vested, and the Potential Payments upon Termination or Change in Control appears to have incomplete disclosure as well.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Johnny Skumpija
Cravath, Swaine & Moore